

Mail Stop 3030

November 3, 2009

Pioneer Corporate Services
As Agent for Service for
 Duoyuan Printing, Inc.
214 W. Lincolnway
Suite 23
Cheyenne, Wyoming 82001

> **Re: Duoyuan Printing, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 2, 2009**
> **File No. 333-161813**

Dear Sir/Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   Please note that we are not taking a position at this time regarding whether your analysis or conclusions in your response to prior comment 1 are accurate. We refer you to the acknowledgements mentioned at the end of this letter that must

Duoyuan Printing, Inc.
November 3, 2009
Page 2

accompany any request for acceleration of the effective date of your registration
statement.

Recent Developments, pages 5 and 45

2.   We note that you have included statements of income and other comprehensive
income for the three months ended September 30, 2009 on pages 5 and 45. Please
provide updated financial statements for the quarter ended September 30, 2009 or
disclose that these financial statements are not available.

Financial Statements

Note 16 - Subsequent Events, page F-30

3.   We note your response to our prior comment 7. As previously requested, please
revise to disclose the specific date through which subsequent events have been
evaluated as required by FASB ASC 855-10-50-1 and 4.

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from taking any
action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority,
in declaring the filing effective, does not relieve the company from its full
responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Man Chiu Lee, Esq.